SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
[redacted]www.skadden.com

RECEIVED
2005 OCT -7 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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05011787

October 6th, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on October 6th, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

Robert M. Chilstrom /djt
Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

dlw 10/18

File No. 82-2683

Wolters Kluwer Acquires Tripoint Systems Development Corporation

Acquisition Enables Wolters Kluwer to Extend its Best-of-Breed Integrated Legal E-Billing and Matter Management Solutions

New York (October 6, 2005) - Wolters Kluwer Corporate & Financial Services, a division of Wolters Kluwer, and the leading provider of representation, search, and filing services to corporate legal departments and law firms, today announced the acquisition of Tripoint Systems Development Corporation, Chicago, IL.

Tripoint, an innovative software development company specializing in legal industry electronic invoicing and matter management systems, will become part of CT Corporation, a Wolters Kluwer company and the leading provider of registered agent services and integrated tools for managing corporate governance, compliance, and litigation. Terms of the agreement were not disclosed.

"The acquisition of Tripoint further strengthens Wolters Kluwer's offerings of superior e-billing and matter management solutions and services tailored to the needs of corporate legal departments and positions us as the market leader in this rapidly growing segment of the lega services market," said Christopher Cartwright, Chief Executive Officer of Wolters Kluwer Corporate & Financial Services.

Tripoint combining with TyMetrix to form CT TyMetrix

Tripoint, which has 43 employees, will be integrated with TyMetrix, a wholly owned subsidiary of CT Corporation, and the combined group will be called CT TyMetrix. By consolidating on a single platform, CT TyMetrix will be able to leverage the combined expertise of the two teams to more rapidly develop new features and applications targeting the corporate legal and insurance claims departments. In addition, CT TyMetrix will incorporate market-leading features of Tripoint's DirectInvoice application, including electronic data interchange and reporting modules, into the TyMetrix 360° integrated e-billing and matter management platform.

"Corporate legal and insurance claims professionals are increasingly seeking new innovations for efficient management of matters and cost containment," said Gene Landoe, President and Chief Executive Officer of

Wolters Kluwer Corporate Legal Services. "CT TyMetrix will combine the organizational and product strengths of two recognized leaders to deliver a best-of-breed solution for end-to-end legal e-billing and matter management for corporate legal and insurance claims departments."

"The Tripoint team is excited to join CT Corporation to form market-leading CT TyMetrix. Together, we can more quickly realize our shared vision of providing solutions to the legal community that will help the corporate legal department operate more efficiently and intelligently," said Ranji Ragbeer, Chief Executive Officer of Tripoint.

About CT Corporation

CT Corporation, a Wolters Kluwer business, pioneered the corporate legal services industry more than 100 years ago. Today, CT Corporation is leading the industry in developing a powerful suite of integrated workflow tools and services to help corporate legal departments and law firms realize meaningful efficiencies and increased effectiveness. These solutions are corporate governance, including corporate records management and SEC compliance; corporate compliance, such as business entity and UCC compliance filings; statutory representation; and litigation management, including matter management, e-billing and e-discovery. CT Corporation is based in New York City. For more information on CT Corporation, please visit www.CTAdvantage.com.

About Wolters Kluwer Corporate & Financial Services

Wolters Kluwer Corporate & Financial Services, a division of Wolters Kluwer, is the leading provider of representation, search, and filing services to corporate legal departments and law firms; and compliance and operational risk management, capital changes, and corporate actions services and solutions for financial services organizations. Major division brands include CT Corporation, Bankers Systems, and GainsKeeper®. Wolters Kluwer Corporate & Financial Services has annual revenues (2004) of €437 million and employs more than 2,700 employees.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulatory and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Peggy Wilson
Director of Corporate Communications
Wolters Kluwer Corporate & Financial Services Division
+ 1 320-240-5260
peggy.wilson@wolterskluwer.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com